Mail Stop 3561

      							March 16, 2006


Mr. Laurence Sellyn
Executive Vice President, Chief Financial and Administrative
Officer
Gildan Activewear Inc.
725 Montee de Liesse
Montreal, Quebec, Canada  H4T 1P5

	Re:	Gildan Activewear Inc.
      Form 40-F for Fiscal Year Ended October 2, 2005
		Filed December 23, 2005

Dear Mr. Sellyn:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 40-F for Fiscal Year Ended October 2, 2005

Exhibit 99.1

Selected Annual Information, page 23

1. Revise to present selected financial information for the last 5 fiscal years, with corresponding amounts in US GAAP, if different.

Operating Results 2004-2005, page 24

2. We note that you identify a number of factors that affected the increase in net sales and changes in cost of sales and SG&A. Revise your discussion to quantify the impact of each factor. Also discuss whether you expect trends to continue or change and the reasons why.
Refer to Item 303 of Regulation S-K.

3. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically:

* Whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network in cost of sales. If you currently exclude a portion of these costs from cost of sales, please tell us why and disclose:

* In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* In your MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them in a line item such as selling, general and administrative expenses.

Disclosure Controls, page 39

4. We note your disclosure that you evaluated your disclosure controls and procedures as defined by Rule 13a-15(e) and that you concluded your controls and procedures were effective in ensuring the officers would be advised of material information about the registrant from others. Please revise to clarify if the information communicated to your management is done so to allow timely decisions regarding required disclosure. Further, please address, if true, that these controls are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e).

Exhibit 99.2

Consolidated Statements of Earnings, page 50

5. In future filings, please ensure that all costs of a similar nature are included in the same financial statement caption for comparative purposes. As an example, we note that you recorded losses for asset write downs in 2004 as a component of selling, general and administrative expenses, while similar charges in 2005 were recorded as a special charge.

Note 14 Other Information, page 65

6. We note that you closed two of your Canadian yarn-spinning operations in 2004. Please confirm for us that the writedown recorded relates solely to the assets that were NOT transferred to the joint venture. With regard to the assets that were transferred to the joint venture, please provide us with more details regarding this transfer and revise your disclosure accordingly. For example:
* When you transferred the assets to the joint venture, did the venture recognize a gain or loss on the transfer?
* Did the joint venture partner also transfer assets of equivalent value to the venture?
* If not, did your ownership percentage in the joint venture change?

Exhibit 99.4

7. Please confirm that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b) (31) of Regulation S-K.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Donna Di Silvio, Senior Staff Accountant, at (202)
551-
3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841with any other questions.

								Sincerely,



								Michael Moran
						Accounting Branch Chief



Mr. Laurence Sellyn
Gildan Activewear Inc.
March 16, 2006
Page 4